Exhibit 99.45

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 18, 2011.

3.	Press Release

The Press Release dated March 18, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced results of the ongoing drill program at its San Francisco Gold Mine located in Sonora, Mexico.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

March 18, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 18, 2011	TSX-V: TMM

NEWS RELEASE

Timmins Gold Intersects 19.81 meters of 5.08 gpt Gold
in Ongoing Drill Program at San Francisco Mine

Timmins Gold Corp. (TMM, TSX-V) is pleased to announce that its ongoing drill program continues to extend and expand the mineralization at the San Francisco Gold Mine, located in the State of Sonora, Mexico. Highlights of the assays received from the 18,366 meters of drilling completed during January and February 2011 include 19.81 meters of 5.08 gpt gold in Hole TF-1058, 6.10 meters of 6.98 gpt gold in Hole TF-910, 3.05 meters of 17.19 gpt gold in hole TF-942, and 3.05 meters of 23.39 gpt gold in Hole TF-987 from the East and Southeast Zone up to 100 meters from the currently planned pit limits. The North and Northeast Zone returned assays of 10.67 meters of 4.12 gpt gold in Hole TF-1027, 4.57 meters of 3.92 gpt gold in Hole TF-1021 and 4.57 meters of 3.53 gpt gold in Hole TF-1024, also up to 100 meters from the currently planned pit limits.

The large number of holes which returned anomalous gold values, when combined with previous drill results indicate the potential for expansion of the open pit beyond its current projected limit and indicate that the mineralized system is now open in all directions around the pit.

As a result of the success of the ongoing drill program, Timmins Gold has contracted for six reverse circulation drill rigs and three core drill rigs. Four of the reverse circulation rigs are currently on site and the remainder will arrive on site by the end of the month. Two of the core rigs are currently on site while the third will arrive before the end of the month. By the end of March, the programmed rate of drilling will attain 30,000 meters per month of reverse circulation drilling and 5,000 meters of core drilling. A new exploration assay laboratory and sample preparation area are expected to be completed by August of 2011. The drill program and the new assay laboratory will be funded by cash flow from operations.

Timmins Gold is currently drilling 500 meter holes from inside the pit and around its periphery These will be the deepest holes drilled to date at the San Francisco mine. The geological characteristics of the deposit indicate that the gold mineralization is deep-seated, or mesothermal, in origin. As such, it is hypothesized by management that the gold mineralization has the potential to extend to depths much greater than the 140 meter deep present pit bottom where the tenor of mineralization remains strong. In fact, there is no indication that the bottom of the mineralized system has been reached or is being approached. As well, mesothermal systems, with their significant depth extent, have the potential to transform into higher-grade “feeder” systems with depth, wherein higher-grade, gold-bearing vein systems at depth act as conduits for lower-grade, higher-level mineralization.

The tables below highlights the better intercepts from the last two months of drilling:

2

Drill Intercepts East and Southeast of the San Francisco Pit

Drill Hole	From	To	True Width	Au
Number	(m)	(m)	(m)	(g/t)
TF-910	0.00	12.19	12.19	0.30
	and 38.10	44.20	6.10	6.98
	includes 38.10	39.62	1.52	10.49
	includes 39.62	41.15	1.53	4.67
	includes 41.15	42.67	1.52	12.23
TF-911	45.72	47.24	1.52	7.63
TF-922	65.53	71.63	6.10	2.04
	includes 68.58	70.10	1.52	6.73
TF-926	114.30	120.40	6.10	1.63
	includes 115.82	117.35	1.53	5.42
TF-942	15.24	18.29	3.05	17.19
	includes 15.24	16.76	1.52	25.02
	includes 16.76	18.29	1.53	9.37
TF-945	70.10	74.68	4.58	2.82
	includes 70.10	71.63	1.53	6.30
	includes 71.63	73.15	1.52	2.17
	and 94.49	97.54	3.05	2.53
TF-947	9.14	10.67	1.53	0.33
	and 42.67	45.72	3.05	3.78
	includes 42.67	44.20	1.53	6.09
	and 67.06	70.10	3.04	2.16
	includes 68.58	70.10	1.52	4.16
	and 92.96	100.58	7.62	0.51
TF-950	10.67	12.19	1.52	3.50
	and 30.48	42.67	12.19	1.09
	include 38.10	39.62	1.52	5.60
	and 80.77	82.30	1.53	2.17
TF-960	0.00	4.57	4.57	2.11
	includes 1.52	3.05	1.53	3.97
	include 32.00	33.53	1.53	4.29
TF-987	41.15	42.67	1.52	1.03
	and 70.10	73.15	3.05	1.27
	includes 70.10	71.63	1.53	2.20
	and 85.34	92.96	7.62	0.64
	and 114.30	117.35	3.05	23.39
	includes 114.30	115.82	1.52	45.70
TF-1001	16.76	22.86	6.10	2.35
	includes 16.76	18.29	1.53	8.55
TF-1005	24.38	28.96	4.58	1.34
	includes 25.91	27.43	1.52	3.71

Drill Intercepts North and NE of the San Francisco Pit

Drill Hole	From	To	True Width	Au
Number	(m)	(m)	(m)	(g/t)
TF-1021	10.67	12.19	1.52	0.32
	and 15.24	19.81	4.57	3.92
	includes 16.76	18.29	1.53	9.53
TF-1024	71.63	76.20	4.57	3.53
	includes 73.15	74.68	1.53	8.34
	and 117.35	121.92	4.57	0.72

Drill Hole	From	To	True Width	Au
Number	(m)	(m)	(m)	(g/t)
TF-1027	6.10	9.14	3.04	4.33
	includes 6.10	7.62	1.52	6.81
	and 83.82	94.49	10.67	4.12
	includes 88.39	89.92	1.53	4.11
	includes 89.92	91.44	1.52	21.16
	and 96.01	100.58	4.57	1.07
	includes 97.54	99.06	1.52	2.34
TF-1035	38.10	51.82	13.72	1.33
	includes 38.10	39.62	1.52	5.38
	includes 45.72	47.24	1.52	2.16
	includes 50.29	51.82	1.53	2.89
	and 128.02	131.06	3.04	1.06
TF-1053	88.39	91.44	3.05	2.05
	includes 89.92	91.44	1.52	4.00
TF-1058	15.24	22.86	7.62	0.99
	includes 15.24	16.76	1.52	2.04
	includes 19.81	21.34	1.53	2.32
	and 36.58	56.39	19.81	5.08
	includes 38.10	39.62	1.52	9.15
	includes 41.15	42.67	1.52	7.12
	includes 48.77	50.29	1.52	38.22
	includes 50.29	51.82	1.53	3.74
	includes 51.82	53.34	1.52	2.15
	includes 53.34	54.86	1.52	3.24
	includes 60.96	62.48	1.52	0.61
TF-1059	68.58	71.63	3.05	0.25
	and 74.68	83.82	9.14	1.58
	includes 76.20	77.72	1.52	4.83
TF-1060	6.10	13.72	7.62	0.48
	and 42.67	47.24	4.57	1.71
	includes 45.72	47.24	1.52	4.55
TF-1085	67.06	79.25	12.19	1.61
	includes 67.06	68.58	1.52	4.13
	includes 68.58	70.10	1.52	5.91
	and 94.49	96.02	1.53	4.95
	and 100.58	105.15	4.57	1.74
	includes 105.15	106.68	1.53	4.73

The exploration success follows upon the commencement of commercial production at the San Francisco Mine in April 2010. The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within these zones form the basis of management’s expectation that the ongoing drill program could lead to a significant increase in the mineral resource at San Francisco and could potentially also lead to the discovery of additional satellite deposits within the existing land package.

The samples collected during the drilling were prepared and assayed in the San Francisco Mine assay laboratory using fire assay and gravimetric finish. Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. A minimum of fifteen percent of the pulps assayed in the mine lab were also sent to IPL-Inspectorate Lab, for check assays and a minimum of ten per cent of the original samples assayed by IPL will be sent to other independent labs for check assays. The check assays were cross-referenced to the mine assays and the results verified.